

June 9, 2014

Via E-mail
Peter Leys
Executive Chairman
Materialise NV
Technologielaan 15
3001 Leuven
Belgium

> **Re: Materialise NV**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 23, 2014**
> **File No. 333-194982**

Dear Mr. Leys:

We have reviewed your letter of correspondence dated June 4, 2014 and your supplemental submission dated June 5, 2014 reflecting proposed changes to your registration statement and we have the following comments.

Summary Financial and Operating Data, page 15

1.   We note your response letter dated June 4, 2014. As previously requested in comment 1 in our letter dated May 1, 2014, please expand your disclosures to provide a narrative description of the pro forma effects of the warrants to be granted on the closing of your IPO offering in accordance with Articles 11-01(a)(8) and 11-02(b) of Regulation S-X in the Prospectus rather than on page 135 of the Description of Share Capital section of the F-1.

2.   We note in your response letter dated June 4, 2014, that you estimated the impact of the warrants to be issued on the closing of your IPO offering without taking into account the Stock Split of 4-to-1 and assuming the exercise price of the warrants is equal to the Midpoint Price. Since the Midpoint Price is a post-stock split number, it is unclear how your calculation of the warrants to net profit and basic and diluted earnings per share is on a consistent basis and an appropriate reflection of the impact of the grant. Please advise.

Dilution, page 57

3. Please provide us with a reconciliation between the $22.2 million net tangible book value as of March 31, 2014, you disclose on page 57 and your total net equity of $17.8 million disclosed in your interim balance sheet on page F-60.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61
Additional Information Regarding Ordinary Share Value, page 82

4. We note that you granted warrants during October 2013 and December 2013 with exercise prices of €1.97 per share and €2.14 per share, respectively, after considering the Stock Split. We also note that you granted warrants during January 2014 with an exercise price of €2.14 per share after considering the Stock Split. Please confirm to us that you have not made subsequent warrant grants. Your disclosures also indicate that the per share exercise price is the estimated fair value of your ordinary shares. Please provide us with an analysis of any equity issuances since January 1, 2013 as well as any planned equity issuances. For each warrant grant, provide us with a detailed discussion of the significant factors considered, assumptions made and methodologies used in determining the fair value of the underlying ordinary shares. In this regard, we note the information provided in your response letter dated June 4, 2014, is at a high level and does not provide us with any specifics about the factors considered and assumptions made. As part of your discussion you should include the significant factors contributing to the difference in the fair value determined between each grant issuance. This reconciliation should describe the significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of underlying ordinary shares up to the filing of the registration statement. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

    You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director

cc: Via E-mail
       Alejandro E. Camacho, Esq., Clifford Chance US LLP